Exhibit 99.3

Annual General Meeting of Shareholders of
XTL Biopharmaceuticals Ltd.

Date:	December 31, 2020
See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

		For	Against	Abstain
Annual General Meeting of Shareholders:

1.	To approve the re-appointment of Kesselman & Kesselman, Israel CPAs, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the fiscal year ending as of December 31, 2020 and until our next annual general meeting of shareholders, and to authorize our Board of Directors to fix such accounting firm’s annual compensation.	☐	☐	☐
		For	Against	Abstain
2.	To re-elect Mr. Alexander Rabinovitch to our Board of Directors for a term expiring at our next annual general meeting of shareholders.	☐	☐	☐
		For	Against	Abstain
3.	To re-elect Dr. Jonathan Schapiro to our Board of Directors for a term expiring at our next annual general meeting of shareholders.	☐	☐	☐
		For	Against	Abstain
4.	To re-elect Mr. Shlomo Shalev to our Board of Directors for a term expiring at our next annual general meeting of shareholders.	☐	☐	☐
		For	Against	Abstain
5.	To re-elect Mr. Doron Turgeman to our Board of Directors for a term expiring at our next annual general meeting of shareholders.	☐	☐	☐
		For	Against	Abstain
6.	To re-elect Dr. Dobroslav Melamed to our Board of Directors for a term expiring at our next annual general meeting of shareholders.	☐	☐	☐
		For	Against	Abstain
7.	To approve the extension of the approved Compensation Policy, in accordance with the requirements of the Companies Law, for a period of three years.	☐	☐	☐
		Yes	No
	7A. Are you a controlling shareholder in the Company, or have a personal interest in the approval of the Compensation Policy other than a personal interest unrelated to relationships with a controlling shareholder of the Company? Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

________________________ Please Sign Here	________________________ Please Date Above

________________________ Please Sign Here	________________________ Please Date Above

Annual General Meeting of Shareholders of

XTL Biopharmaceuticals Ltd.

to be Held on December 31, 2020 for
Holders as of November 27, 2020

 MAIL

●    Mark, sign and date your Voting Instruction Form.

●   Detach your Voting Instruction Form.

●    Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. E.S.T.
on December 28, 2020

PROXY TABULATOR FOR

XTL BIOPHARMACEUTICALS LTD.

P.O. BOX 8016

CARY, NC 27512-9903

Copyright © 2020 Mediant Communications Inc. All Rights Reserved

XTL Biopharmaceuticals Ltd.

Instructions to The Bank of New York Mellon, as Depositary

(Must be received prior to 12:00 p.m. E.S.T. on December 28, 2020)

The undersigned Holder of American Depositary Receipts (“ADRs”) hereby acknowledges receipt of a Notice to Holders from the Depositary and hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the number of shares or other Deposited Securities represented by such ADRs of XTL Biopharmaceuticals Ltd. (the “Company”) registered in the name of the undersigned on the books of the Depositary as of the close of business, November 27, 2020, at the Annual General Meeting of Shareholders of the Company, to be held on December 31, 2020 at 11:00 a.m. (Israel time), at the offices of the Company’s attorneys, Doron Tikotzky Kantor Gutman Nass & Amit Gross, at 7 Metsada St., B.S.R Tower 4, Bnei Brak, Israel, or at any adjournment thereof, in respect to the resolutions specified on the reverse side.

NOTE:

1.	Please direct the Depositary how it is to vote by placing “X” in the appropriate box opposite each agenda item.

2.	This voting Instruction Card, when properly executed and returned, will be a request to the Depositary to vote or cause to be voted the shares or other Deposited Securities represented by your ADRs as directed herein.

3.	The Depositary shall not vote or attempt to exercise the right to vote that attaches to the shares or other Deposited Securities, other than in accordance with such instructions.

To review materials for the meeting, please visit: www.xtlbio.com

(Continued and to be marked, dated and signed, on the reverse side)